Reraise Gaming Corporation
7285 S. Dean Martin Dr. #100
Las Vegas, NV 89118

March 3, 2015

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attn: Louise Dorsey,  Office of the Chief Accountant

Re: Reraise Gaming Corporation
    Amendment No. 4 to Registration Statement on Form S-1
    Filed January 22, 2015
    File No. 333-195651
Request for Waiver of Section 8.08(b) of Regulation S-X to permit S-1 to go effective without requirement of early completion of 2014 audit

Dear Ms. Dorsey:

This letter shall serve as the request of Reraise Gaming Corporation, for a waiver of the referenced section of Regulation S-X to permit the Form S-1 to go effective as previously requested.  As discussed with the Staff, acceleration had been requested for Friday, February 27, 2015, 1:00 PM EDT, or the soonest practicable date  thereafter.

We were subsequently advised that the 135 day limit for financial statements was applicable to us, even though we are a smaller public company, because we are pre-revenue.  As a result, in order to go effective, we would be required to include in a Fifth Amendment to the S-1 our year-end financial statements for the year ended 12/31/2014, which would be required to be audited.  This would be a departure from the normal rule that S-1 financial statements need to keep up with what would be required to be filed as part of periodic reports under the 1934 Act.  As a smaller public company with a calendar fiscal year, the normal 1934 Act deadline for Form 10-K is March 31.

This is, of course, the busiest time of the year for public company auditors.  The result is that the Company’s S-1 process is effectively shut down for a month to complete the 2014 audit, even though it is only the beginning of March.  This is a hardship to the Company, which has already had to prepare and submit four (4) amendments over a period of eight (8) months in order fully to respond to all of the comments of the SEC reviewing Staff.

Accordingly, we respectfully request a waiver of the 135 day requirement in this case.   Upon effectiveness, we will be subject to the requirements of the 1934 Act, and will file our 2014 audited annual financial statements as part of a Form 10-K when it is normally due.

Thank you for your consideration of this request.

We are aware of our  responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We further acknowledge the following:

     *    should the  Commission  or the staff,  acting  pursuant  to  delegated authority,  declare the filing  effective,  it does not  foreclose the Commission from taking any action with respect to the filing;

     *    the  action  of  the  Commission  or the  staff,  acting  pursuant  to delegated  authority,  in  declaring  the filing  effective,  does not relieve the company from its full  responsibility for the adequacy and accuracy of the disclosure in the filing; and

     *    the Company  may not assert  staff  comments  and the  declaration  of effectiveness  as  a  defense  in  any  proceeding  initiated  by  the Commission  or any person  under the  federal  securities  laws of the United States.

Sincerely,

/s/ Ron Camacho
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Ron Camacho
Principal Executive Officer, Principal Financial Officer & Director